Financial statements and Summary of Events

as of December 31st, 2002 and 2001

together with Auditor’s report

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Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “The Company”)

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

(Amounts expressed in thousands of Argentine pesos, as described in Note 3.a. to TGS non-consolidated financial except where otherwise indicated)

1.

 CONSOLIDATED FINANCIAL STATEMENTS

The Company presents its consolidated financial statements for the fiscal years ended at December 31, 2002 and 2001 preceding its individual financial statements for the fiscal year ended at December 31, 2002 and 2001, in compliance with General Resolution N° 368 of the Securities National Committee (“CNV”), in force as of July 2, 2001.

The following notes are a complement to the notes to TGS non-consolidated financial statements at December 31,  2002 and 2001.

a)

Basis of presentation and consolidated subsidiary

Pursuant to the proceedings set forth in the Technical Resolution (“RT”) N° 4 to the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), TGS includes in Exhibit 1 the consolidation line by line of its Balance Sheets at December 31 2002 and 2001 together with its subsidiary TELCOSUR S.A. (“TELCOSUR”) and the corresponding statement of income and cash flows for the fiscal years ended as of such dates.

Detailed data reflecting subsidiary control as of December 31, 2001 and 2000 is as follows:

Company	% of Shareholding and Votes		Closing Date	Legal Address
	2001	2000
	Direct	Direct
TELCOSUR S.A.	99.98	99.98	December 31,	Don Bosco
				3672, 6th Floor,
				Buenos Aires

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a)

 Financial Statements employed

TELCOSUR 's financial statements have been used to the effects of consolidation for the fiscal years ended at December 31, 2002 and 2001.

2.

CRITICAL ACCOUNTING POLICIES

The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

The following criteria have been applied to those accounts not included in the non consolidated notes to the financial statements

a)

TELCOSUR Income tax and tax on minimum notional income

TELCOSUR accrued income tax using the 35% rate on its estimated taxable income for the fiscal year, without considering the effect of temporary differences between the accounting income and the taxable income. The Company does not recognize deferred taxes.  Additionally, TELCOSUR accrues the tax on minimum presumed income using the 1% rate on the computable assets as of the end of each year.  This tax is complementary to income tax. TELCOSUR's final tax liability will be equal to the higher of both taxes.  However, in the case that the tax on minimum presumed income exceed the income tax for any year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

TELCOSUR accrued Ps. 33 and Ps. 41 as tax on minimum presumed income as of December 31, 2002 and 2001, respectively, which were recorded in the account “Other non-current receivables”. Based on the paragraph above, TELCOSUR’s management estimates that such tax receivables are fully recoverable. As of December 31, 2001, TELCOSUR income tax loss carryforward amounted to approximately Ps. 0.8 million, which may be applied to compensate future income tax through 2005.  In each fiscal year in which a tax loss carry-forward is applied, the tax benefit (effect of the tax rate on the used tax loss carry-forward) will occur as long as actual income tax (net of compensation) is equal to or higher than the minimum presumed income tax but will be reduced by any excess of the minimum presumed income taxes over the actual income tax.

b)

Income statement accounts

The breakdown of "Net financial expense", which consists mostly of interest, separated between those generated on assets and on liabilities for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001
Generated from assets

Interests and others	15,324	11,669
Result due to exposure to inflation	(216,300)	-
Result due to possession	(1) (37,150)	-
Difference of actual exchange rate	78,702	-
Total	(159,424)	11,669

Generated from liabilities

Interests	(288,227)	(2) (183,604)
Results for inflation	113,199	-
Actual rate o exchange difference	(689,909)	(4.785)
Amortization of intangible assets	(16,582)	(14,333)
Others	(14,505)	(5,625)
Total	(896,024)	(208,347)

(1) Includes allowance of 26,821 for government bonds depreciation.

(2) Net of 12,394 capitalized interest.

1.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Revenue between the parent company and subsidiary are described in Note 10 to TGS non-consolidated financial statements

Fiscal year ended at December 31st, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	512,911	335,966	57,703	-	906,580
Operative income (loss)	269,145	191,455	13,459	(41,402)	432,657
Depreciation of property, plant and equipment	146,263	28,710	15,435	9,524	199,932
Investments in property, plant and equipment (includes work in progress)	96,745	2,644	3,795	1,425	104,609
Identifiable assets	4,456,678	469,180	246,603	233,183	5,405,644

Fiscal year ended at December 31st, 2001
Net revenues	921,695	224,523	35,716	-	1,181,934
Operative income (loss)	666,110	86,601	5,511	(64,433)	693,789
Depreciation of property, plant and equipment	123,575	23,549	8,139	11,367	166,630
Investments in property, plant and equipment (includes work in progress)	334,165	9,918	72,950	2,893	419,926
Identifiable assets	4,145,226	392,296	192,315	206,592	4,936,429

Miguel A. Mendoza	Rafael Fernández Morandé
On behalf of Supervisory Committee	President

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Schedule I
EXHIBIT G

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

ASSETS AND LIABILITIES STATED IN FOREIGN CURRENCY

	2002				2001		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and banks	US$	180	3.27 (1)	589	US$	513	1,119
Investments	US$	61,502	3.27 (1)	201,111	US$	50,306	109,773
Trade receivables	US$	11,802	3.27 (1)	38,593	US$	13,650	29,786
Other receivables	US$	67	3.27 (1)	219	US$	522	1,139
				240,512			141,817
NON-CURRENT ASSETS							
Trade receivables	US$	13,301	3.27 (1)	43,495	US$	8,418	18,369
Investments	US$	801	3.27 (1)	2,621	US$	10,000	21,821
Property, plant and equipment, net Work in process-Advance to suppliers	-	-	-	-	US$	4,244	9,261
				46,116			49,451
				286,628			191,268
CURRENT LIABILITIES							
Accounts payable	US$	6,253	3.37 (2)	21,073	US$	7,811	17,044
	XEU	1	3.53 (2)	4	-	-	-
Loans	US$	496,394	3.37 (2)	1,672,848	US$	252,348	550,649
Other liabilities	US$	225	3.37 (2)	758	-	-	-
				1,694,683			567,693
NON-CURRENT LIABILITIES							
Accounts payable	US$	2,107	3.37 (2)	7,102	-	-	-
Loans	US$	534,370	3.37 (2)	1,800,827	US$	842,795	1,839,063
				1,807,929			1,839,063
				3,502,612			2,406,756

(1) Buying exchange rate as of December 31, 2002.
(2) Selling exchange rate as of December 31, 2002.

US$: United States of America dollars
XEU: Euros

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TRANSPORTADORA DE GAS DEL SUR S.A.

	2002	2001
CURRENT ASSETS		
Cash and banks	5,489	6,016
Investments (Exhibit D)	201,205	115,119
Trade receivables (Note 4)	115,842	147,034
Other receivables	21,917	38,069
Inventories	6,721	6,319
Total current assets	351,174	312,557
NON-CURRENT ASSETS		
Trade receivables	43,495	18,369
Other receivables	18,055	17,071
Investments (Exhibit C)	6,302	23,909
Property, plant and equipment (Exhibit A)	4,921,148	4,474,383
Intangible Assets (Exhibit B)	65,140	88,883
Total non-current assets	5,054,140	4,622,615
Total assets	5,405,314	4,935,172

	2002	2001
CURRENT LIABILITIES		
Accounts payable	85,206	102,500
Loans (Note 6)	1,701,976	550,649
Payroll and social security taxes payable	4,618	11,666
Taxes payable (Notes 3.j)	11,920	23,080
Other liabilities	14,608	1,769
Total current liabilities	1,818,328	689,664
NON-CURRENT LIABILITIES		
Accounts payable	10,722	-
Loans (Note 6)	1,803,253	1,839,063
Total non-current liabilities	1,813,975	1,839,063
Total liabilities	3,632,303	2,528,727
SHAREHOLDERS' EQUITY	1,773,011	2,406,445
Total liabilities and shareholders' equity	5,405,314	4,935,172

Notes 1 to 12 and complementary statements (Exhibits A to I and Schedule I) attach hereto are part of these statements.

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TRANSPORTADORA DE GAS DEL SUR S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Stated in thousands of constant Argentine pesos, except for per share amounts in constant Argentine pesos, as described in Note 3.a)

	2002	2001
NET REVENUES (Note 4)	904,746	1,181,893
OPERATING COSTS (Exhibit F)	(432,289)	(423,031)
Gross profit	472,457	758,862
ADMINISTRATIVE EXPENSES (Exhibit H)	(32,966)	(52,667)
SELLING EXPENSES (Exhibit H)	(7,585)	(9,713)
Operating income	431,906	696,482
OTHER EXPENSES, NET	(6,250)	(128,888)
EQUITY IN LOSSES OF AFFILIATE	(3,072)	463
NET FINANCIAL EXPENSE (Note 3.m)		
Generated from assets	(156,488)	11,663
Generated from liabilities (Exhibit H)	(899,530)	(208,347)
Net (loss) income before income tax	(633,434)	371,373
INCOME TAX EXPENSE	-	(134,751)
Net (loss) income	(633,434)	236,622
Net (loss) income per share (Note 3.d)	(0.80)	0.30

Notes 1 to 12 and complementary statements (Exhibits A to I and Schedule I) attach hereto are part of these statements.

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TRANSPORTADORA DE GAS DEL SUR S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002						2001
	Shareholders´contributions			Retained earnings			
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Unappropriated retained earnings	Total	Total
Balance at the beginning of year	794,495	1,130,765	1,925,260	140,880	340,305	2,406,445	2,375,436
Earnings distribution							
to legal reserve (1)	-	-	-	6,546	(6,546)	-	-
to cash dividends	-	-	-	-	-	-	(205,613)
Net (loss) / income for the year	-	-	-	-	(633,434)	(633,434)	236,622
Balances at the end of year	794,495	1,130,765	1,925,260	147,426	(299,675)	1,773,011	2,406,445

(1) Established by the Shareholders Meeting held on May 14th, 2002.

Notes 1 to 12 and complementary statements (Exhibits A to I and Schedule I) attach hereto are part of these statements.

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TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a.,

except for per share and per ADS amounts in constant Argentine pesos or otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (“ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders upstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and transportation and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) (“Pecom Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. CIESA is owned 50% by Pecom Energía and a subsidiary and 50% by subsidiaries of Enron. The remaining ownership of TGS' common stock is held by local and foreign investors.

2.

ARGENTINE ECONOMIC FRAMEWORK

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and to a large rise in the level of unemployment. These circumstances have affected the government’s ability to comply with its commitments and access to external financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.  Subsequently, the Government declared default on external debt servicing.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25,561 (“The Public Emergency Law”), that involved an in-depth change to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In February 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system) and Decree 260 (Exchange Regime), substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are still being complemented by other regulations being issued by the various control agencies, some of which may still be pending as of the date of the issuance of these financial statements.

The serious financial crisis, capital flights and the Argentine’s government default on public debt payments, led to an abrupt increase of nominal exchange rates. At the same time, the Argentine Central Bank (“BCRA”)’s reserves decreased, reaching a minimum level of US$ 9 billion in July 2002. This situation led to a significant devaluation of the Argentine peso. To confront this scenario, the Argentine government issued new exchange measures aimed at recovering the level of reserves, which at November 30, 2002 amounted to US$10 billion.  During the year 2002, Argentine peso devalued approximately 237%, reaching an exchange rate of Ps. 3.37 per U.S. dollar at December 31, 2002.

An important inflation process was another direct consequence associated to the end of the convertibility regime. During 2002 the Consumer Price Index (“CPI”) reached 40.7% while the Wholesale Price Index (“WPI” or “IPIM”) reached 118.2%. This level of inflation reflects the effect of the peso devaluation on production costs as well as the significant change of relative prices in the Argentine economy.

Listed bellow are some of the measures adopted by the Government that are in force at the date of issuance of these financial statements that affected the Company’s financial condition and results of operations.

Exchange regime

Decree N° 260 issued by the Government in February 2002 established a single free exchange market system through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirement to be laid down by the BCRA. At the beginning of 2002, the BCRA established strong restrictions for transfers of funds abroad. Any payment of either principal or interest in respect to external financial debt was to be made under its approval. In December 2002, the BCRA started easing some of these restrictions and consequently its approval for interest payment is no longer required. Moreover, in some cases, its approval for certain principal payment is not necessary, either.

Deposits in Argentine financial institutions

Under Decree 214, dollar or other foreign currencies-denominated deposits made in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, until December 2002, the availability of certain bank and saving accounts and time deposits was restricted.  The original due dates for such deposits has been rescheduled and will be returned to their owners in installments which amounts and maturity dates depend on the balance of each time deposit.  As from February 3, 2002, a reference stabilization ratio ("CER") and an interest rate are being applied to such re-scheduled deposits. The CER is an index, which measures the daily variation exchange rate obtained from monthly evolution of the CPI, as published by the Association of Statistics and Census (“INDEC”).

Financial debts in foreign currency with Argentine financial institutions

Pursuant to Decree 214, dollar or other foreign currencies-denominated debts owed to any financial institution within the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the CER and an interest rate is being applied thereon.

Regulatory framework

The Public Emergency Law provided for the suspension of any adjustment determined on the basis of dollar or any other foreign currency variation or based on price index in other countries, or any other adjustment mechanism to public services tariffs. Also, as provided by such law, tariffs are set in pesos at the rate of one peso per U.S. dollar. In addition, the Public Emergency Law authorizes the National Government to renegotiate the contracts for public services, considering the following criteria: i) the impact of tariffs on the economic competitiveness and the distribution of income, ii) the quality of the services and investment plans, if regulated by contract, iii) the users’ interests and the availability of services, iv) the safety of the systems, and v) the profitability of utility companies. For further information, please see Note 7.

Credits and debts not related to the financial system

The obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of Ps. 1 to US$ 1 or its equivalent in such other foreign currency. The CER must be applied to these balances as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

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Deferral of the deduction of exchange differences from income tax

The net negative results caused by the devaluation of the peso will be deductible from income tax over five years, beginning in 2002.

Impact on the Company’s financial condition and results of operations

Changes in the country’s economic conditions and the circumstances described above have affected the Company’s financial and economic condition and raise a certain degree of uncertainty in respect to the future development of its business.

TGS's Management is currently implementing an action plan to mitigate the negative impact of this situation on the Company’s results. Although management considers that the action plan to be implemented will contribute to mitigate that negative impact, no assurance can be provided that it will succeed and if once implemented it will meet the objectives.

In preparing accounting estimates included in these financial statements, the Company’s management has considered the above mentioned situations, including the projections used to estimate the fair value of non-current assets. To this end, TGS periodically prepared economic and financial projections based on different scenarios considering probable macroeconomic, financial, market and regulatory assumptions. Based on the situations described above, changes in prices and adjustments to the operating costs of TGS were considered in the projections. Actual results may differ from those estimates.

As of December 31, 2002, TGS has not been able to comply with the financial covenants described in paragraphs i) and ii) of Note 6 due to the effect of the devaluation of the Argentine peso on the Company’s financial debts denominated in foreign currencies. As of the date of issuance of these financial statements, TGS is assessing different alternatives in respect to its financial debt with the purpose of matching its future cash outflows necessary to service its financial debts with the expected cash inflows based on the current political, economic and regulatory framework.  In the case the Company does not agree with its financial creditors, certain portion of its long-term debt will become callable at the request of such creditors.

The impacts generated by the measures adopted by the Argentine Government on the Company’s financial condition and results of operations as of and for the year ended December 31, 2002 have been calculated based on the assessments made by the Company’s management at the date of preparing the financial statements. Actual results may materially differ from such evaluations and estimates. Therefore, the Company’s financial statements may not include all adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country’s economy, neither the result of the License and covenants renegotiations process, nor the consequences on the Company’s financial condition and results of its operations. Consequently, any decision taken on the basis of these financial statements must consider the effects of these measures, and their future development and the Company’s financial statements must be read in the light of these uncertain circumstances.

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has prepared these financial statements subject to the professional accounting regulations in force in the Argentine Republic and taking into account the provisions stated by CNV and ENARGAS. Nevertheless, the same include certain additional exhibits in order to get close to the form and content required by the Securities and Exchange Commission of the United States of America.

Preparation of financial statements subject to the professional accounting regulations requires the Company to make presumptions and estimations that affect the amounts informed as regards assets and liabilities and the exhibition of contingent assets and liabilities at the date of the financial statements, as well as the sales amounts and expenses informed during the corresponding term. The actual statements may differ from those estimations.

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a)

Restatement to constant Argentine pesos

The financial statements have been prepared in constant currency, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No.3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR. No.19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

The Company used a conversion factor of 2.1821 to restate prior period’s financial statements in constant Argentine pesos as of December 31, 2002 for comparative purposes.

b)

Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates. The derivative financial instruments described in Note 6 are interest rate cap agreements. As a matter of policy, the Company does not use derivatives for trading or speculative purposes.

Profits and losses related to hedge instruments are deferred and included in the measurement of the profits and losses of the hedged position, which are included in the income statement under “Net financial expense”. Profits and losses from hedging anticipated transactions are deferred until the gains and losses of the hedged position occur.

Accrued and realized amounts, whether collectable or payable derived from such financial instruments are included in the Balance Sheet under the account "Loans". Such amounts are not significant at December 31, 2002.

c)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest if applicable, are translated at the prevailing exchange rates as of year-end. The respective detail is disclosed in Exhibit G.

d)

Earnings and dividends per share and per ADS

Earnings and dividends per share and per American Depositary Shares (“ADS”) have been calculated based on 794,495,283 outstanding shares during each year.

e)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

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a)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year.  The carrying value of inventories does not exceed its recoverable value.

b)

Non-current investments

Corresponds to the Government bonds to be held to maturity, according to what is set forth in Exhibit C. Such bonds have been valued at its technical value and at the ending exchange rate. Moreover, a provision for monetary depreciation has been stated for the difference between the technical value and the market value as of December 31, 2002.

The investments in Gas Link S.A. ("LINK"), TELCOSUR and Isonil S.A. have been valued by the equity method, following the provisions established by TR No. 5 of the Argentine Federation. These investments have been calculated based on their respective financial statements as of such dates, which were prepared applying similar criteria to those used by the Company to prepare its financial statements. At December 31, 2002 and 2001, the investment in LINK has been adjusted by 6,209 and 1,781, respectively, due to the elimination of intercompany profits, following the provisions established by TR N° 5 of the Argentine Federation. Due to this adjustments, LINK’s equity method value is negative and is registered in the account “Other liabilities”.

h)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: its value was determined based on the price paid for the 70% of the Company’s common stock which amounted to US$ 561.2 million. This price was the basis to determine a total common stock of US$ 801.7 million, which when added to the Initial Debt assumed under the Transfer Contract of US$ 395.0 million resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.a).

-

Line pack: represents the natural gas in the transportation system estimated necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 3.a).

-

Capitalization of exchange loss: in accordance with Resolution No. 1/2002 of the CPCECABA and Resolution N° 392 of the CNV, the Company has recognized the effects of the devaluation of the peso as from January 1, 2002.

Resolution No. 3/2002 of the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso as from January 6, 2002 and other effects derived from such devaluation, to the extent they are related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing. In both cases, the amount of the exchange loss capitalized as part of the value of an asset may not exceed the recoverable value of such assets.

TGS has elected to capitalize an exchange loss of approximately 584,067 in property, plant and equipment at December 31, 2002 (using the alternative criteria). For this purpose, the Company has considered exchange differences arising as from January 6, 2002 in connection with foreign currency liabilities existing as of such date. It was assumed that the proceeds from such liabilities were used in the first place to cover working capital requirements and secondly to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Exchange losses not capitalized as property, plant and equipment during the year were charged to expense and are included in “Net financial expense” in the accompanying statement of income.

-

Additions: valued at acquisition cost restated for the effects of inflation as described in Note 3.a). The Company capitalizes the net cost of debt used to finance works in progress until such assets are ready to be placed in service. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS include definitions about which costs should be considered as improvements or maintenance expenses.

- Depreciation: the Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

Regarding the assets allocated to natural gas transportation service, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which are lower than the useful lives applied by the Company through December 31, 1999. The impact of higher depreciation expense, derived from the application of such useful lives on the Company’s net income for the year ended December 31, 2000, amounted to Ps. 38.4 million. The new useful lives applied by the Company, disclosed in Note 13.a, do not exceed the maximum useful lives, determined in such resolutions. The resolutions also outlines specific criteria for assets retirements. During the fiscal year 2000, in compliance with the provisions stated by ENARGAS in the mentioned resolutions and maintaining the straight-line method, the Company changed the above mentioned composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the gas transportation service. The impact of the change in depreciation criteria for the assets allocated to the gas transportation service on the Company’s retained earnings as of December 31, 1999 and the net income for the year ended December 31, 2000 was not material.

Regarding the assets allocated to NGL production and commercialization, during the fiscal year 2000, maintaining the straight-line method, the Company also changed the composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method at the rates disclosed in Exhibit A. Gain or loss on retirements on these assets is recognized in income when such retirements occur.

Exchange loss capitalized is depreciated over the remaining useful lives of the assets that led to such capitalization.

Based on the projections in line with Note 2, the Company’s management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

i)

Intangible assets

Intangible assets are valued at their historical cost, restated for the effects of inflation as described in Note 3.a), less accumulated amortization. As described at the beginning of this note, the amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period.  The costs of hedging interest rates are deferred over the related loans term.  Arrangement costs for the issuance of debt associated to Global Programs, as well as issuance debt costs, are deferred over the related programs and loan terms, respectively.

j)

Income tax provision

The Company calculate its income taxes on a separate tax basis, without considering the effect of temporary differences between the accounting income and the taxable income. The statutory income tax rate was 35% for all years presented.  Additionally, TGS determines the tax on minimum notional income applying the rate in force 1% on the computable assets as of the end of each year. This tax is complementary to income tax. The fiscal obligation of the Company in each fiscal year shall coincide with the higher of both taxes. However, should the tax on minimum notional income exceed the income tax, in any given year, such excess may be applied as payment on account of any excess of income tax over the tax on minimum notional income in any of the ten following years.

During the year ended December 31, 2002, the Company did not recognize income tax expense due to the existence of accumulated income tax loss carryforwards. TGS tax loss carryforward steams from the peso devaluation, which caused a significant exchange loss that was recognized during 2002 in “Net financial expense” in the accompanying statement of income. According to the provisions set forth by the Public Emergency Law in Article N° 17, such loss will only be applied against future taxable income in a 20% in every subsequent fiscal year starting in 2002.

On November 29, 2002, the Company obtained the benefits from a special program designed to improve competition and employment, and consequently the asset tax rate has been reduced from 1% to 0.5%. At December 31, 2002, TGS accrued approximately Ps. 10.5 million of asset tax liability which is included in “Taxes payable” in the accompanying balance sheet. Since in the opinion of management it is more likely than not that the Company will utilize such asset against future income tax charges within the next ten years, the Company has recognized the asset tax charge within “Other non-current receivables” in the accompanying balance sheet.

Income tax provision, net of advances payments, included in "Taxes payable" amounts to. 21,376 as of December 31, 2001.

k)

Allowances and provision for contingencies

-

Deducted from assets: they have been created to regulate valuation of investments and credits for sales. The allowance created to regulate the valuation of investments includes the difference between the technical value of government bonds and its market value as of December 31st, 2002. As regards allowance to regulate credits for sale, it includes certain uncollectible receivables, determined on the basis of an analysis thereof made by the Company management.

-

Included in liabilities: they have been created to face difficult situations which may give rise to obligations or the Company. Such contingent liabilities are assessed by the Company´s management based on occurrence likelihood and based on the opinion of the Company´s legal counsel.

The detail of allowances is disclosed in Exhibit E.

l)

Shareholders' equity accounts

These accounts have been restated for the effects of inflation as described in Note 3.a), except for "Common stock" which is stated at original cost. The adjustment derived from its restatement has been disclosed in the account "Inflation adjustment to common stock".

#

m)

Statement of income accounts

Statements of income accounts have been restated for the effects of inflation as described in Note 3.a).

The breakdown of "Net financial expense", separated between those financial results generated by assets and by liabilities, for the years ended December 31, 2002and 2001 is as follows:

	2002	2001
Generated by assets
Interest income	15,324	11,663
Loss on exposure to inflation	(216,364)	-
Holding losses	(1) (37,150)	-
Foreign exchange gain, net of inflation	78,702	-
Total	(156,488)	11,663

Generated by liabilities
Interest expense	(288,227)	(2)(183,604)
Gain on exposure to inflation	109,645	-
Foreign exchange loss, net of inflation (iii)	(689,909)	(4.785)
Intangible assets amortization	(16,582)	(14,333)
Others	(14,457)	(5,625)
Total	(899,530)	(208,347)

(1) Includes allowance of  26,821 for government bonds depreciation.

(2) Net of 12,394 capitalized interest.

4.

BUSINESS SEGMENT INFORMATION

The Company's principal business is to provide natural gas transportation service through its pipeline system. Also, the Company produces and commercializes NGL at the Cerri Complex and renders other non-regulated services.

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in losses of affiliated company, net financial expense and income tax expense.

Assets identifiable with each segment are those used by the Company to develop each business. Assets that cannot be identified with a specific segment have been grouped under "Corporate" and include investments, among others.

There was no revenues between the business segments during the reported years.

Year ended December 31, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	512,911	335,966	55,869	-	904,746
Operative income (loss)	266,380	191,455	14,622	(40,551)	431,906
Depreciation of property, plant and equipment	146,263	28,710	15,435	9,524	199,932
Additions to property, plant and equipment (includes work in progress)	96,745	2,644	3,758	1,425	104,572
Identifiable assets	4,456,678	469,180	246,273	233,183	5,405,134

#

Year ended December 31, 2001	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	921,695	224,523	35,675	-	1,181,893
Operative income (loss)	661,700	86,601	10,561	(62,380)	696,482
Depreciation of property, plant and equipment	123,575	23,549	8,139	11,367	166,630
Additions to property, plant and equipment (includes work in progress)	334,165	9,918	69,995	2,893	416,971
Identifiable assets	4,145,226	392,296	191,058	206,592	4,935,172

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, Pecom Energía, Profertil S.A. (“Profertil”) and Repsol YPF S.A. (“YPF”). Concentration of credit and principal customers gross revenues from gas transportation for the years ended December 31, 2002 and 2001 are as follows:

	2002		2001
Gas Transportation:	Gross revenues	Trade receivables	Gross revenues	Trade receivables
MetroGas S.A.	221,129	18,058	376,480	39,509
Camuzzi Gas Pampeana S.A.	97,418	7,996	166,254	21,801
Gas Natural BAN S.A.	77,442	12,646	122,691	13,520
Pecom Energía	30,436	6,316	45,916	5,394
Camuzzi Gas del Sur S.A.	21,240	12,353	34,165	6,821
Profertil	14,695	1,240	28,751	2,464
YPF.	14,869	1,064	18,696	4,133

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company (“Petrobras”) and YPF. The amounts of trade receivables and gross revenues for these customers for the years ended December 31, 2002 and 2001 are as follows:

	2002		2001
NGL Production and commercialization:	Gross Revenues	Trades receivables	Gross Revenues	Trades receivables
Petrobras	80,801	22,664	19,515	5,913
Polisur S.A.	58,765	12,831	66,934	8,765
YPF	26,702	3,219	17,376	3,216
RYTTSA	-	-	46,570	3,221

5.

ADDITIONAL CASH FLOW INFORMATION

In the preparation of the statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the year’s net (loss) income to obtain the cash flows from operating activities.

#

Cash paid for income tax and interest during the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Income tax.	21,871	151,359
Interests (net of capitalized interests)	285,467	205,272

Non-cash investing activities for the years ended December 31, 2002 and 2001 include acquisitions of property, plant and equipment amounting to 24,434 and 14,867 unpaid at such dates, respectively, as well as the financed acquisition of property, plant and equipment, which amounted to 452 and 796 at December 31, 2002 and 2001 respectively.

6.

LOANS

At December 31, 2002, TGS is a party to various short-term credit agreements with a total outstanding amount of 1,701,976. These loans mainly include US$ 100 million from the third issuance of notes under the 1993 Global Program which bears interest at 3.41% annually, and US$ 300 million corresponding to the first and second issuance of negotiable notes under the 1999 Global Program (US$ 150 million each issuance) which bear interests at 4.40% and 10.38% annually, respectively. The weighted average interest rate as of December 31, 2002 for such agreements, without considering the issuance under Global Program described above, is approximately 6,25%.

Long-term debt outstanding at December 31, 2002 and 2001 consisted of the following:

	2002	2001
-Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rates between 5.15% and 10.19%)	1,098,620	711,365
-1999 Global Program: Series 1 Floating rate notes due 2003	-	327,315
-1999 Global Program: Series 2 due 2003, interest rate of 10.38% (1)	-	326,898
-2000 Global Program: Series 1 Floating rate notes due 2006, current interest rate of 3.95%	674,000	436,420
-Other bank borrowings due through 2006 (interest rates ranging between 2.66% and 3.86% in 2002)	30,633	37,065
Total	1,803,253	1,839,063

(1)

 Net of issuance discounts.

Detailed information on significant debt as of December 31, 2002, is as follows:

-

Debt issuances under Global Programs:

1993 Global Program

At the Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium Term Notes ("EMTN"), respectively) was approved. The Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders´ Meeting held on March 6, 1996, the maximum amount of this Program was increased to US$ 500 million.  The Global Program had been registered with the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under this Global Program as of December 31, 2002, consists of five-year registered notes originally due December 18, 2002, in one payment for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year.  The notes were approved for trading in the BCBA.  Net proceeds from the placement were used to debt refinancing, to finance capital expenditures and working capital needs.  The original maturity date was extended for a three-month period as agreed between the Company and its creditors. Interest rate for the extended period was set at 3.41%.

#

1999 Global Program:

The Shareholders’ Meeting held on February 17, 1999, ratified the authorization given by the Shareholders’ Meeting held on February 17, 1998, for the creation of a new US$ 500 million Global Program, to replace the 1993 Global Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2002, consists of:

-

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, maturing in a single payment on March 27, 2003. The notes bear interest at 30, 60, 90 or 180 days LIBOR, as the Company may choose, plus 2.25% through the first year, stepping up to 3% in the third year. The next interest payment due on March 27, 2003.  The BCBA authorized the public trading of this issuance. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance were cancelled on March 27, 2000.

-

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, maturing in a single payment on April 15, 2003. The notes bear interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, BCBA and Mercado Abierto Electrónico have authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000.

2000 Global Program:

The Shareholders’ Meeting held on February 22, 2000, approved the creation of a new Global Program for the issuance of short and medium-term notes for a maximum outstanding amount of US$ 300 million, in order to replace the 1997 Global Program. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2002, consists of:

-

Series 1: The outstanding notes under this Global Program as of December 31, 2002, medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed. Debt will be paid in five equal semiannual installments with a 36-month grace period.  The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust.  Class “A” notes are covered through insurance provided by “Overseas Private Investment Corporation” (“OPIC”), that covers risk of non- convertibility of local currency, transfer restrictions imposed by the government and expropriation. Proceeds from this transaction will be applied to finance investment plan for the period 2001-2003. Pending the application of these funds to such purpose they were partially used to repay the first issuance under the 1996 Global Program that amounted to US$ 150 million and matured on April 25, 2001.

-

IDB loans:

In the first half of 1999, TGS collected funds from the IDB loan agreement, which total US$ 226 million. The transaction has a final maturity of 12 years, with a five-year grace period that results in an eight and a half-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 50 million which is funded by the IDB and a B loan disbursement of US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both A and B loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). The proceeds of the transaction were received with the purpose of financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received another loan which totals US$ 100 million from the IDB loan agreement mentioned above. The transaction has a final maturity of eleven and a half years, with a four and a half-year grace period and an eight-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 25 million which is funded directly by the IDB and a B loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. The proceeds of the transaction were received with the purpose of financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

-

Other bank borrowings:

Include credit lines granted by the Export Import Bank of USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line. As of December 31, 2002 and 2001, the current principal outstanding amounted to 18,733 and 14,576, respectively, and the non-current portion amounted to 8,942 and 17,919, respectively.

-

Covenants:

The Company must comply with the restrictive covenants contained in its debt agreements, which include, among others, the following:

i)

restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

ii)

restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii)

restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio must not be less than 2.5 in any moment.

As of December 31, 2002, TGS has not been able to comply with the restrictions mentioned in the paragraph ii) and iii) due to the effect of the devaluation of the Argentine peso on the Company’s outstanding dollar-denominated debt and its accrued interest during the period. As provided by the financial agreements, the Company’s creditors might claim certain additional interest and they will become due upon demand. Such interest will be expense in the period when they are paid for.  As of the date of issuance of these financial statements, TGS is assessing different alternatives in respect to its financial debt with the purpose of matching its future cash outflows necessary to service its financial debt with expected cash inflows based on the current political, economic and regulatory framework.  In the case the Company does not agree with its financial creditors, certain portion of its long term debt will became callable at the request of such creditors.

Derivative financial instruments:

As of December 31, 2002, the Company has outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 150 million first issuance under the 1999 Global Program and the US$ 200 million first issuance under 2000 Global Program.

In July 2001, the Company entered into interest rate cap agreements associated to the first issuance under the 1999 Global Program, through which the Company set the LIBOR at an annual cost of 4.75%. In cases the level of such rates is under 4.75% annually, TGS shall have to pay LIBOR in force at the beginning of each interest period. These agreements have an aggregate notional amount of US$ 150 million and mature on March 27, 2003. Premiums paid by the Company amounted to US$ 0.7 million.

In July 2001, the Company also entered into interest rate cap with knock-out agreements associated to the first issuance under the 2000 Global Program, through which the Company set the 3-month LIBOR at an annual cost of 5.25%, in case the level of such rate fluctuates between 5.25% and 8% annually. However, in the event LIBOR at the beginning of any interest period is equal or greater than 8%, the Company will pay LIBOR for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of these agreements. Premiums paid by the Company amounted to US$ 2.9 million.

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as intangible assets in the accompanying balance sheets and is being amortized over the term of the loan agreement.

In addition, the Company had entered into a hedge transaction, which locked in the rate on the 5-year US Treasury Bond at 5.62%. The hedge transaction was entered in contemplation of a US$ 200 million debt issuance based on the 5-year US Treasury rate to refinance the first issuance under the 1993 Global Program.  Given the instability in the capital markets, the Company made the second issuance under the 1996 Global Program amounting to US$ 200 million and with an 18-month maturity.  Consequently, the approximate US$ 8 million cost of such hedge agreement settled in January 1999 (recorded as financing cost in intangible assets) is being amortized over such period.

7.

REGULATORY FRAMEWORK

a)

General:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), and by regulations issued by ENARGAS, who is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs must be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established upon the privatization and may be adjusted, prior authorization, in the following cases: (i) semi-annually to reflect changes in the PPI and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non-recurring circumstances or tax changes, other than income tax.

In January 2000, ENARGAS, through its Resolution N° 1,470, approved the postponement and further recovery of PPI adjustment corresponding to the first semester of the year 2000. In August 2000, the Executive Power issued Decree N° 669/00, which established that the revenues accrued during the first half of 2000 related to the application of the PPI adjustment mentioned above, would be billed, through a tariff increase, over a twelve-month period starting July 1, 2000. In addition, such decree determined the deferral of any PPI adjustment from July 1, 2000, until June 30, 2002.  In late August 2000, Administrative Contentious Federal Trial Court N°8 sustained a precautionary measure requested by the Ombudsman and ordered the suspension of Decree N°669/00, on the grounds that the application of the PPI adjustment contradicted Law N° 23,928 of Convertibility. This measure was subsequently appealed by the Federal Executive Power, ENARGAS and most licensees companies. In October 2001, the Chamber of Appeals sustained this preventive measure, until judgment on the matter is pronounced. TGS filed an extraordinary appeal before the Supreme Court of Justice (“SCJ”) aiming at the revoking of such preventive measure.

As of December 31, 2001, the Company had recorded the higher revenues derived from the application of the Decree 669/00, considering, among others, that i) the deferral of the mentioned tariff adjustment billing is a financing method mandated by the Argentine Government related to already rendered services not being necessary, therefore, the rendering of future services to its customers and ii) in case the deferral could not be billed to customers, the Company should receive a compensation from the Argentine Government for the amounts not billed as a result of services already provided.

As a result of the default on its foreign debt payments declared by the Argentine Government in December 2001 and the approval of the Public Emergency Law in January 2002, as described in Note 2, which eliminates tariff indexing covenants based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure, establishing a conversion rate of one peso equal to one US dollar for tariffs, and the re-negotiation of public utility contracts with no clearly defined scope, among other provisions, the transfer of the PPI to tariffs which the Company legitimately claimed is improbable, as the possibility of recovering it through the Argentine Government is subject to future events, which are beyond the control of the Company.  Consequently, the Company recorded during 2001 a loss of 125,774 corresponding to the effect of the net revenue accrued in 2001 and 2000, regarding the deferral of adjustments based on the PPI in the caption “Other expenses, net”, which does not mean that TGS waives the rights and the actions it is entitled to according to express provisions contained in the Regulatory Framework. Such rights and actions will be maintained and exercised in every legal and administrative instance even in the renegotiation process under the Law N° 25,561.

During 2000, the Company had begun the second five-year rate review process. On February 8, 2002, ENARGAS notified TGS about the suspension of the terms of such process until the results of the renegotiation process above mentioned is available.

On February 12, 2002 the Federal Executive Power issued Decree N 293 which entrusts the Ministry of Economy the renegotiations of the contracts with public service companies and sets up a Committee for the Renegotiations of Public Services and Works Contracts (the “Renegotiations Committee”).  Through Decree N° 370 dated February 22, 2002 the members of this organism were appointed, which include consumer's representatives. This Committee will advise and assist the Ministry of Economy, who will have to present a renegotiations proposal or recommend license rescission to the Executive Power, which will afterwards be submitted to Congress.

On March 21, 2002, the Renegotiations Committee delivered to gas transportation and distribution companies the guideline -approved by the Ministry of Economy- to be followed during the renegotiation process. In April 2002, TGS submitted to such Committee the information requested in the guidelines, mentioning the rights to which the Company and its shareholders are entitled.

In early August 2002, the Renegotiations Committee asked the licensees to submit their respective request for tariff increase. TGS replied with a request for a Public Hearing to discuss this matter, as provided in the License.

The Ombudsman filed a precautionary measure against the Public Hearing summoned by the Renegotiations Committee to discuss tariff adjustments requested by public services licensees, including gas companies, on the grounds that such Committee is not entitled to determine tariff adjustments. Against such measure, TGS requested ENARGAS, an increase to its gas transportation tariffs as stipulated by Article 46 of the Natural Gas Act due to the existence of justified and objective circumstances that negatively affect the Company’s financial condition.

To deal with those claims, the Argentine Government, through Resolution N° 487 issued by the Ministry of Economy, authorized the ENARGAS to carry out the process described in Article 46 of the Natural Gas Act regarding the tariff adjustment, requested by gas transportation and distribution companies. According to such resolution the process is followed to preserve the rendering of public utility services, following the renegotiations process that has been conducted. However, the public hearing was suspended by a Court resolution based on the Judges understanding that such a process will be against the Public Emergency Law, which does not allow for emergency, temporal or partial tariff adjustments. Subsequently, The National Government issued a Decree authorizing tariff increases, which was also suspended by a Court decision base on the same judgment. Consequently, the Executive Branch issued Decree N° 120/03 for a further understanding of the Public Emergency Law allowing immediate and partial increases to regulated tariffs as an advance to the future License renegotiations. In January 2003, the Executive Branch issued Decree  N° 146/03, authorizing a 10% tariff increase for TGS, effective January 30, 2003.  Subsequently, consumer’s organizations filed a number of appeals against such increases. As of the date of issuance of these financial statements, no Court has decided upon such appeals.

The NGL production and commercialization and other services segment is not regulated by ENARGAS, and as provided in the Transfer Contract, is organized as a division within the Company and maintains separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without ENARGAS prior authorization. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

The net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS.

i)

The net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital of 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994, approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by 237,186 to a total of 794,495 in Argentine pesos of that date.

The Argentine Government initially held a 27% shareholding in the Company represented solely by Class “B” shares. Such Class “B” shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered under the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation of the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company;

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the dividends payment, in accordance with the provisions of the Argentine Business Associations Law, it should require prior authorization from ENARGAS.

a)

 Dividend distribution

For the 2000 fiscal year the Company paid cash dividends amounting to 192,836. Such dividends included anticipated cash distribution paid in the second semester of 2000 based principally on first half of 2000 earnings, and the remaining was paid in March 2001.

The TGS’s Annual Ordinary Shareholders’ Meeting, held on May 14, 2002, approved a dividend distribution for 105,928, which were paid in advance in August 2001, based on 2001 first half earnings.

b)

Restrictions on retained earnings:

Under current Argentine legal requirements, 5% of net income per year must be appropriated into a legal reserve until such reserve equals 20% of total common stock adjusted for inflation.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income of each year among them.

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims as a reimbursement of the cost of construction of two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps.  4.8 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeal before SCJ against such judgment. In December 2001, the SCJ granted the ordinary appeals above mentioned. TGS's management considers that these judgments are based on a partial understanding of the facts and findings proven by TGS, and that the serious inaccuracies and omissions included therein render them arbitrary. The Company believes that the most likely outcome is that the mentioned appeals will overturn the initial and the second judgment against TGS based on the facts and findings mentioned above.

b)

As of the date of issuance of these financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible during the 5 year period ending on December 28, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of December 31, 2002, recorded in the account “Other non-current receivables” amounts to approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

c)

The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such province formalized the claim through a liability assessment. The Company has notified the Argentine Government of its position and has filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, so that such court issues a judgement on the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to avoid any Río Negro Province’s action tending to collect the mentioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested preventive measure.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with its related interests as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, whose resolution is pending as of the date of issuance of these financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented for the Río Negro Province’s claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interests as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (include interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal to higher an instance against this judgment before the Minister of Economy of the province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and ordered the Neuquén Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the La Pampa province in July 2002, the Tax Bureau of such province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interests as of July 31, 2002). Such determination has been appealed before such Bureau at the beginning of August 2002. At the date of the issuance of these financial statements no answer has been received to this appeal. In late August 2002, TGS filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and ordered the La Pampa Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

In May 2002, the Tax Bureau of the province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 millions (together with its respective fines and interests calculated at April 30, 2002). TGS made the respective discharge in July 2002 refuting the basis of such proceedings, and not receiving at the date of issuance of these financial statements any reply from such Bureau. By the end of October 2002, TGS filed before CSJN a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax

TGS’s management believes that contracts entered into before the Company’s take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, the company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered in Capital Federal to take effects there instead of the Neuquén Province or any other province.

In respect to the other assessments, TGS’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack of merit because it considers the tax to be unlawful.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously, to substantially all such claims and that any liability, which may finally be determined, will not have a material adverse effect on the Company’s financial position or results of operations.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The principal recurrent transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods.

The detail of significant outstanding balances for transactions with related companies as of December 31, 2002 and 2001 is as follows:

	2002		2001
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	-	3,993	4,541	735
Pecom Energía	8,007	10,392	12,896	10,348
TELCOSUR	2,471	-	3,707	109
Petrobrás	22,664	-	5,913 -	-
LINK	262	4	2,994	9
Enron América del Sur S.A.	32	-	1,669	1,198
Santa Cruz II area U.T.E. (1)	-	-	380	-
Santa Cruz I area U.T.E. (2)	363	-	679	-
Total	33,799	14,389	32,779	12,399

(1)

As of December 31, 2002 and 2001, Pecom Energía had 100% of this joint venture.

(2)

As of December 31, 2002 and 2001, Pecom Energía had 71% of this joint venture.

The detail of significant transactions with related companies for the years ended December 31, 2002 and 2001 is as follows:

	Revenues
Company	Gas Transporta-tion	NGL production and commercializa-tion and other services	Salaries and wages	Compensation for technical assistance	Compensation for telecommunication services	Revenues for administrative services
EPCA	-	-	1,368	31,044	-	100
Pecom Energía	30,436	65,748	-	-	-	-
Petrobrás	-	80,801	-	-	-	-
LINK	-	14,177	-	-	-	-
TELCOSUR	-	5,084	-	-	2,765	400
Enron América del Sur S.A.	2,148	678	-	-	-	-
Santa Cruz area II U.T.E. (1)	-	1,098	-	-	-	-
Santa Cruz area I U.T.E. (2)	-	-	-	-	-	-
Total 2002	32,584	167,586	1,368	31,044	2,765	500
Total 2001	60,523	73,947	1,822	42,163	4,410	840

(1)  As of December 31, 2002, Pecom Energía  has 100% of this joint venture.

(2)  As of December 31, 2002, Pecom Energía  has 71% of this joint venture.

1.

SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR, whose special purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s ownership interest in such company is 99.98% and the remainder 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the constitution of the company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution N° 3,468, granted the license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the reserve for most of the frequencies necessary for the operation. As of July 1, 2000, TELCOSUR began operations.

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LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A.’s pipeline. The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds Buenos Aires City, which is part of TGS's pipeline system, to Punta Lara.

TGS’s ownership interest in such company is 49% and DINAREL S.A holds the remainder 51%. The common  stock amounts to 12.

ISONIL:

In September 2002 TGS invested 5 in the acquisition of a 49% ownership interest of the shares of Isonil, a company incorporated in Uruguay. The company’s corporate purpose will be the rendering of services of operation, inspection, and dealing of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. Isonil will render services to Cruz del Sur Pipeline S.A.

2.

NEW PROFESSIONAL ACCOUNTING STANDARDS

The CNV recently adopted new accounting standards for the preparation of financial statements, which standards are effective for fiscal years beginning on January 1, 2003. The principal differences of such new standards are: (a) the mandatory application of the deferred tax method for recognizing income tax charges; (b) express prohibition on the capitalization of certain deferred charges and standards for transition for the treatment of intangible assets recorded as at the date of enforcement that do not qualify as such under the new rules; (c) changes in the frequency and methodology for the comparison of assets against recoverable values; (d) changes in the capitalization of financial costs of third party capital in cases of extended production or construction terms, (e) use of discounted values for the measurement of certain credits and liabilities, and (f) the existence of additional disclosure requirements. Consequently, accounting standards to be utilized for the purposes of the preparation of the Company’s financial statements in future periods will differ from the ones the Company utilized in the preparation of these financial statements.

The Company is currently assessing the details of these new standards and the impact they will have on its financial position and results of operations.

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TRANSPORTADORA DE GAS DEL SUR S.A.

Exhibit B

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

INTANGIBLE ASSETS

	2002								2001
	Original cost			Amortizations					
					Expenses for the year				
Deferred charges	Beginning of the year	Additions	End of the year	Accumulated at beginning of the year	Amount	rate %	Accumulated at the end of the year	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs (1)	70,021	-	70,021	28,315	10,958 (3)	(4)	39,273	30,748	41,706
Settlement costs of hedges of anticipated transactions (2)	49,732	-	49,732	23,999	7,231 (5)	(4)	31,230	18,502	25,734
Global Programs and notes issuances costs	51,313	3,797	55,110	29,869	9,351 (5)	(4)	39,220	15,890	21,443
Total 2002	171,066	3,797	174,863	82,183	27,540		109,723	65,140	
Total 2001	155,699	15,367	171,066	56,892	25,291		82,183		88,883

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,815.
(2) See Note 6.
(3) Included in "Operating costs". See Note 13.h).
(4) See Note 3.i).
(5) Included in "Net financial expenses". See Note 13.h).

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TRANSPORTADORA DE GAS DEL SUR S.A.

Exhibit C

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

NON CURRENT INVESTMENTS

	2002										2001
	Description of securities				Issuer information						
						Last Financial Statements issued					
Name and Issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) income for the year/ period	Shareholder's equity	% of Common Stock	Book value
Government bonds	US$1	4,000,000	8,728	2,621 (2)	-	-	-	-	-	-	21,821
TELCOSUR S.A.	$1	11,998	4,390	3,580	Telecomunications rendering services	31/12/2002	4.390 (3)	1,492	3,580	99.98	2,088
Gas Link S.A.	$1	5,880	2,826	(3,669) (5)	Pipeline´s construction and operating services	30/09/2002	5.767 (4)	(391)	5,184	49.00	(384)
Isonil S.A.	Ps. Uru. 1	196,000	5	101	Pipeline´s Maintenance	31/12/2002	92	115	207	49.00	-
				2,633							23,525

(1) Corresponds to Argentine Government Foreign Notes- Survey Rates Serie 74.
(2) Includes an allowance for write down amounting to Ps. 10,459.
(3) Includes an irrevocable capital contribution for Ps. 4,364 against future shares issuance.
(4) Organized with a common stock amounting to Ps. 26. It includes irrevocable capital contributions of Ps. 5,741 against future shares issuance (See Note 11).
(5) According to financial statements as of September 30, 2002, restated in constant Argentine pesos as of December 3, 2002. It is included in the account "Other liabilities".

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TRANSPORTADORA DE GAS DEL SUR S.A.

Exhibit E

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

ALLOWANCES

Main account		Beginning of the year	Adjusted for inflation	Additions	Decreases	End of the year
Deducted from assets						
Allowance for write down of government bonds	2002	-	-	26,821	-	26,821
	2001	-	-	-	-	-
Allowance for doubtful account	2002	3,136	(1,699)	4,000	-	5,437
	2001	698	-	2,789	(351)	3,136
Included in liabilities						
Provision for contingencies (1)	2002	740	(401)	9,696	(35)	10,000
	2001	-	-	764	(24)	740

(1) Such allowance is included in the account "Other liabilities".

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TRANSPORTADORA DE GAS DEL SUR S.A.

Exhibit G

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	2002				2001		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and banks	US$	180	3.27 (1)	589	US$	513	1,119
Investments	US$	61,502	3.27 (1)	201,111	US$	50,306	109,773
Trade receivables	US$	11,802	3.27 (1)	38,593	US$	13,650	29,786
Other receivables	US$	67	3.27 (1)	219	US$	522	1,139
				240,512			141,817
NON-CURRENT ASSETS							
Trade receivables	US$	13,301	3.27 (1)	43,495	US$	8,418	18,369
Investments	US$	801	3.27 (1)	2,621	US$	10,000	21,821
Property, plant and equipment, net Work in process-Advance to suppliers	-	-	-	-	US$	4,244	9,261
				46,116			49,451
				286,628			191,268
CURRENT LIABILITIES							
Accounts payable	US$	6,253	3.37 (2)	21,073	US$	7,811	17,044
	XEU	1	3.53 (2)	4	-	-	-
Loans	US$	496,394	3.37 (2)	1,672,848	US$	252,348	550,649
Other liabilities		225	3.37 (2)	758	-	-	-
				1,694,683			567,693
NON-CURRENT LIABILITIES							
Accounts payable	US$	2,107	3.37 (2)	7,102	-	-	-
Loans	US$	534,370	3.37 (2)	1,800,827	US$	842,795	1,839,063
				1,807,929			1,839,063
				3,502,612			2,406,756

(1) Buying exchange rate as of December 31, 2002.

(2) Selling exchange rate as of December 31, 2002.

US$: United States of America dollars
XEU: Euros

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TRANSPORTADORA DE GAS DEL SUR S.A.

Exhibit I

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

DETAIL OF MATURITIES OF CASH INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	17,809	-	7,959
With specified maturity				
* Past due				
Until 12-31-01	-	3,100	-	-
From 01-1-02 to 03-31-02	-	1,794	-	-
From 04-1-02 to 06-30-02	-	2,095	-	-
From 07-1-02 to 09-30-02	-	2,918	-	-
From 10-1-02 to 12-31-02	-	13,552	-	-
Total past due	-	23,459	-	-
* non-due:				
From 01-1-03 to 03-31-03	197,947	112,222	1,147,037	77,108
From 04-1-03 to 06-30-03	6,540	3,107	544,834	12,715
From 07-1-03 to 09-30-03	6,540	1,281	9,745	3,490
From 10-1-03 to 12-31-03	6,540	3,083	2,589	5,080
During 2004	13,080	9,326	431,598	10,722
During 2005	-	9,185	421,586	-
During 2006	-	6,161	286,108	-
During 2007	-	1,749	151,308	-
During 2008	-	1,949	146,483	-
From 2009 onwards	-	15,415	366,207	-
Total non-due	230,647	163,478	3,507,495	109,115
Total with specific maturity	230,647	186,937	3,507,495	109,115
Total	230,647	204,746	3,507,495	117,074

(1) Includes mutual funds, banks accounts and governmnet bond, without the allowance for write down of governmnet bonds. Such investements bear floating interest rates.

(2) Includes trade receivables and other receivables, without the allowance for doubtful accounts. Such credits do not bear interests, except for 24,502 that bears interests at a 5.52% semi-annual rate. From the total credits without specific maturity, 44 correspond to current assets and 17,765 to non current assets.

(3) Includes loans excluding issuance discounts and interests paid in advance. Approximately, 51% of capital bears interests at fixed rates.

(4) Corresponds to the total non financial liabilities, except for provision for contingencies. Such liabilities do not bear interests.

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Price Waterhouse & Co.
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of

Transportadora de Gas del Sur S.A.

1.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the years then ended. The preparation and issuance of these financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements for the year ended December 31, 2000 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 31, 2001.

2.

We conducted our audits in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in those financial statements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

As mentioned in Note 2 to the consolidated financial statements, the Company’s economic and financial condition has significantly deteriorated during fiscal year 2002 as a result of the economic measures issued by the National Government to confront the Argentine crisis, mainly as a result of the alteration of the basic parameters of the License under which the Company operates, generating uncertainty as to the future development of its regulated services.  Management is in the process of renegotiating certain terms of the License with the National Government.

4.

As a result of the renegotiation process mentioned in paragraph 3. above, the Company has prepared projections to determine the recoverable value of its regulated assets, based on forecasts of the outcome of this process. Due to the uncertain outcome of the renegotiation process, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of fixed assets will exceed their respective net carrying values.

5.

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6.

Due to the devaluation of the Argentine peso, the Company did not comply with various covenants contained in certain of its US dollar-denominated financial debt agreements. As a consequence of that non-compliance, the creditors could required the accelerated repayment of all amounts due referred to in Note 6 to the consolidated financial statements. The Company has classified as non-current liabilities the long-term portion of such debts amounting approximately to Ps. 1,803.3 million in accordance with their original terms, that in our opinion should be classified as current liabilities in order to conform with accounting principles generally accepted in Argentina. At the date of this report, the Company is analyzing various alternatives to realign its fund requirements and other clauses derived from its financial commitments to the new political, economic and regulatory context in which its business is carried out.

7.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in the above paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties

7.

In our opinion, except for the effects of not classifying the long-term portion of the debt in default as current liabilities as discussed in paragraph 5. above and subject to the effect of possible adjustments and reclassifications on the consolidated financial statements that might be required for the resolution of the situations described in paragraphs 3., 4. and 6., the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary present fairly, in all material respects, their consolidated financial position at December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in accordance with accounting principles generally accepted in Argentina.

8.

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, except for the departure referred to in paragraph 5. above, which differ from accounting principles generally accepted in the United States of America.

PRICE WATERHOUSE & CO.

By

(Partner)

    Héctor A. López

Buenos Aires, Argentina

February 7, 2003

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